

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

October 21, 2009

By U.S. mail and facsimile to (415) 788-3430

Mr. Victor M. Garcia, Senior Vice President and Chief Financial Officer
CAI International, Inc.
One Embarcadero Center, Suite 2101
San Francisco, CA 94111

>   **RE: CAI International, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **File No. 1-33388**

Dear Mr. Garcia:

        We have reviewed your responses to the comments in our letter dated September 1, 2009. We have provided additional comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Annual Report on Form 10-K

Management's Discussion and Analysis of Financial Condition . . . , page 38

1.   We note your response to comment four of our letter dated September 1, 2009. Please also disclose the total percentage of revenues attributable to the container investors affected by the company's failure to meet the performance criterion in the container management contracts.

(2) Summary of Significant Accounting Policies, page F-7

2.   We have read your response to comment eight of our letter dated September 1, 2009. In future filings please address the immateriality of the adoption of SFAS 160 on your partially owned subsidiaries including CAIJ Ltd. Please confirm to us should you experience an increase in significance of CAIJ Ltd. to your consolidated financial statements in the future that you will reflect the appropriate

amounts as required in your consolidated statements of operations and balance sheets.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 18

3.   We note your response to comment 13 of our letter dated September 1, 2009. Without more information, we are not able to conclude that you have made a reasonable showing that disclosure of the budgeted pretax profit targets tied to payouts under the cash bonus program would cause substantial competitive harm. Please provide a more detailed discussion that analyzes the nexus between disclosure of the financial objectives and the specific manner in which competitors could use the information to obtain the competitive advantages cited. Also note that to the extent you are permitted to omit disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K, you are required to provide disclosure addressing the level of difficulty associated with achievement of the undisclosed target levels. Refer generally to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2008 Outstanding Equity Awards at Fiscal Year-End Table, page 22

4.   We note your response to our prior comment 15. In light of the disclosure contained in footnotes 1 and 2 to the table, please explain why you have not included the disclosure required by Item 402(g) of Regulation S-K.

Related Person Transactions, page 38

5.   We note your response to our prior comment 16. Please confirm to us supplementally that you will, in future filings, disclose all information required under Item 404(b)(1) of Regulation S-K.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot, Staff Accountant at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief at (202) 551-3397, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief